Morgan Stanley Structured Investments	Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-200365 February 9, 2016

Securities Linked to the Russell 2000® Index due September 4, 2018—Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities

Summary of terms	Investment description

Issuer	Morgan Stanley
Term	Approximately 2.5 years
Market measure	Russell 2000® Index (the “underlying index”)
Pricing date	February 29, 2016*
Original issue date	March 3, 2016*
Face amount	$1,000 per security (100% of par)
Redemption amount	See “Investment description” on this page and “How the redemption amount is calculated” on page 3
Maturity date	September 4, 2018*
Starting level	The closing level on the pricing date
Ending level	The closing level on the calculation day
Capped value	$1,300 to $1,350 per security (130% to 135% of the face amount)
Threshold level	90% of the starting level
Participation rate	150%
Calculation day	August 27, 2018*
Calculation agent	Morgan Stanley & Co. LLC, a wholly owned subsidiary of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount	Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $27.50 for each security it sells. Dealers, including Wells Fargo Advisors, LLC (“WFA”), may receive a selling concession of up to $12.50 per security, and WFA will receive a distribution expense fee of $0.75 for each security sold by WFA.
CUSIP	61761JW54

•     Linked to the Russell 2000® Index

•     Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of the face amount at maturity. Instead, the securities provide for a redemption amount that may be greater than, equal to or less than the face amount of the securities, depending on the performance of the underlying index from the starting level to the ending level.

At maturity, the redemption amount per $1,000 face amount of securities will be determined as follows:

o   If the level of the underlying index increases:

You will receive $1,000 plus 150% participation in the upside performance of the underlying index, subject to the capped value of $1,300 to $1,350 (to be determined on the pricing date).

o   If the level of the underlying index decreases, but the decrease is not more than 10%:

You will receive $1,000.

o   If the level of the underlying index decreases by more than 10%:

You will receive less than $1,000 and will have 1 to 1 downside exposure to the decrease in the value of the underlying index in excess of 10%.

•     Investors may lose up to 90% of the face amount.

•     All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any securities included in the underlying index.

•     No periodic interest payments or dividends.

•     No exchange listing; designed to be held to maturity.

*To the extent the issuer makes any change to the pricing date or original issue date, the calculation day and stated maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $956.00, or within $15.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary terms for further information.

The securities involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary terms.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus before making a decision to invest in the securities. Your financial advisor or broker will not accept an order in respect of the securities without first confirming that you have reviewed these documents and that you understand them.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Hypothetical payoff diagram

The payoff diagram to the right is based on the hypothetical capped value of $1,325 per security (the midpoint of the specified range for the capped value), the participation rate of 150% and the threshold level of 90% of the starting level.

This diagram has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and capped value and whether you hold your securities to maturity.

Hypothetical returns

The hypothetical return table below is based on the hypothetical capped value of $1,325 per security (the midpoint of the specified range for the capped value), the participation rate of 150%, the threshold level of 90% of the starting level and a hypothetical starting level of 1,200. The following examples are for illustrative purposes only. The actual starting level, threshold level and capped value will be determined on the pricing date.

Performance of the Underlying Index*		Performance of the Securities(1)
Ending Level	Percent Change in Underlying Index Level	Participation Rate	Redemption Amount	Return on Securities(2)
2,400.000	100.000%	150%	$1,325.00	32.50%
2,280.000	90.000%	150%	$1,325.00	32.50%
2,160.000	80.000%	150%	$1,325.00	32.50%
2,040.000	70.000%	150%	$1,325.00	32.50%
1,920.000	60.000%	150%	$1,325.00	32.50%
1,800.000	50.000%	150%	$1,325.00	32.50%
1,680.000	40.000%	150%	$1,325.00	32.50%
1,560.000	30.000%	150%	$1,325.00	32.50%
1,460.000	21.667%	150%	$1,325.00	32.50%
1,440.000	20.000%	150%	$1,300.00	30.00%
1,320.000	10.000%	150%	$1,150.00	15.00%
1,260.000	5.000%	150%	$1,075.00	7.50%
1,200.000(3)	0.000%	N/A	$1,000.00	0.00%
1,140.000	-5.000%	N/A	$1,000.00	0.00%
1,080.000	-10.000%	N/A	$1,000.00	0.00%
1,068.000	-11.000%	N/A	$990.00	-1.00%
960.000	-20.000%	N/A	$900.00	-10.00%
840.000	-30.000%	N/A	$800.00	-20.00%
720.000	-40.000%	N/A	$700.00	-30.00%
600.000	-50.000%	N/A	$600.00	-40.00%
480.000	-60.000%	N/A	$500.00	-50.00%
360.000	-70.000%	N/A	$400.00	-60.00%
240.000	-80.000%	N/A	$300.00	-70.00%
120.000	-90.000%	N/A	$200.00	-80.00%
0.000	-100.000%	N/A	$100.00	-90.00%

*.The underlying index excludes cash dividend payments on stocks included in the underlying index.

(1) Assumes a capped value of $1,325 per security (132.5% of the face amount), the midpoint of the specified range for the capped value.

(2) The “Return on Securities” is the number, expressed as a percentage, which results from comparing the redemption amount per $1,000 face amount of securities to the purchase price of $1,000 per security.

(3) The hypothetical starting level.

How the redemption amount at maturity is calculated

If the ending level is greater than the starting level, the lesser of:

(i) $1,000 + and

(ii) the capped value.

where,

capped value	=	$1,300 to $1,350 per security (130% to 135% of the face amount), to be determined on the pricing date

Under no circumstances will the redemption amount exceed the capped value.

If the ending level is less than or equal to the starting level, but greater than or equal to the threshold level:

the face amount of $1,000

If the ending level is less than the threshold level:

If the ending level is less than the threshold level, you will receive less, and up to 90% less, than the face amount of your securities at maturity.

Notwithstanding anything to the contrary in the accompanying product supplement for PLUS, the amount you will receive at maturity will be the redemption amount, defined and calculated as provided herein and in the accompanying preliminary terms.

Russell 2000® Index daily closing levels*

Russell 2000® Index Daily Closing Levels January 1, 2011 to February 4, 2016

* The graph above sets forth the daily closing levels of the underlying index for each quarter in the period from January 1, 2011 through February 4, 2016. We obtained the information in the table and graph below from Bloomberg Financial Markets without independent verification. The underlying index has at times experienced periods of high volatility. You should not take the historical levels of the underlying index as an indication of future performance, and no assurance can be given as to the closing level of the index on the calculation day.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. Please review those risk factors carefully.

•	The securities do not pay interest, and you will receive less, and up to 90% less, than the face amount of your securities at maturity if the ending level is less than the threshold level.

•	The appreciation potential of the securities is limited by the capped value.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	The amount payable on the securities is not linked to the value of the underlying index at any time other than the calculation day.

•	Investing in the securities is not equivalent to investing in the underlying index.

•	Adjustments to the underlying index could adversely affect the value of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley, will make determinations with respect to the securities.

•	Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.

•	The stated maturity date may be postponed if the calculation day is postponed.

•	Historical levels of the underlying index should not be taken as an indication of the future performance of the underlying index during the term of the securities.

•	Potentially inconsistent research, opinions or recommendations by Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC or their respective affiliates.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the face amount per security. Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 800-584-6837.

Consult your tax advisor

Investors should review carefully the accompanying preliminary terms, product supplement for PLUS, index supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.